
03025451

ORIGINAL

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K


RECD S.E.C.
JUN 2 7 2003
1086

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission file number: 0-19345


PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL

A. Full title of the Plan:

ESB Financial Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ESB Financial Corporation
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

CR6H

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the ESB Financial Corporation Retirement Savings Plan (the "Plan") and appear immediately after the signature page hereof:

Report of Independent Auditors

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

Notes to Financial Statements

Supplemental Schedule

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

June 25, 2003

By: 

John T. Stunda
Senior Vice President of Human Resources

Financial Statements and Schedule

ESB Financial Corporation Retirement Savings Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

0305-0432450

ESB Financial Corporation Retirement Savings Plan

Financial Statements and Schedule

Years ended December 31, 2002 and 2001

Contents

Ernst & Young

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

Board of Directors
ESB Financial Corporation
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of ESB Financial Corporation Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



June 12, 2003

ESB Financial Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	2001
Assets		
Contributions receivable	$ 4,986	$ -
Investments	842,625	4,413,643
Noninterest-bearing cash	3,747,996	-
Loans to participants	100,479	109,830
Total assets	4,696,086	4,523,473
Liabilities		
Excess contributions payable	-	5,963
Net assets available for benefits	$ 4,696,086	$ 4,517,510

See accompanying notes.

ESB Financial Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31	
	2002	**2001**
Additions		
Investment (loss) income:		
Net depreciation in fair value of investments	$ (256,177)	$ (333,955)
Dividends and interest income	72,211	61,964
Total investment loss	(183,966)	(271,991)
Contributions:		
Employer	171,516	166,010
Participant	387,215	353,727
Employee rollovers	15,058	707
Total contributions	573,789	520,444
Total additions	389,823	248,453
Deductions		
Distributions to participants	(196,832)	(66,606)
Other expenses	(14,415)	(18,237)
Total deductions	(211,247)	(84,843)
Net increase	178,576	163,610
Net assets available for benefits:		
Beginning of year	4,517,510	4,353,900
End of year	$ 4,696,086	$ 4,517,510

See accompanying notes.

ESB Financial Corporation Retirement Savings Plan

Notes to Financial Statements

Years ended December 31, 2002 and 2001

1. Description of Plan

The following description of the ESB Financial Corporation (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan description for a more complete description of the Plan's provisions.

General

On May 14, 1995, the Company established the Plan by merging the Economy Savings Bank, PASA Employee Savings Plan and the Ellwood Federal Savings Bank Retirement Savings and Profit Sharing Plan. The Plan represents a continuation of the two prior plans and was established as a defined contribution plan for the benefit of all eligible employees of the Company and its subsidiaries. All employees that are employed by the Company are immediately eligible to participate in the Plan.

On January 1, 2000, the Plan was amended and restated to allow for employee contributions and employer matching contributions of Company common stock.

Effective January 1, 2003, the Plan was amended and restated to change trustees of the Plan from Connecticut General Life Insurance Company (CIGNA) to Franklin Templeton Investor Services Inc. (Franklin Templeton). As such, on December 31, 2002, all of the Plan's investments, excluding Company common stock and participant loans, were liquidated awaiting transfer to Franklin Templeton on January 2, 2003 at which time the funds were to be reinvested into similar fund categories.

Contributions

Each year, participants may voluntarily contribute the lesser of $40,000 or 100% of their eligible earnings to the Plan, subject to annual limitations established by the Internal Revenue Service. The Company makes a maximum matching contribution of 100 percent of the first 1.0 percent and 50 percent of the next 5.0 percent of a participant's salary deferral contribution at the end of each pay period. The amount of matching contributions is a discretionary percentage determined by the Board of Directors and may be changed from time to time. Participants are eligible to receive a matching contribution subject to a vesting schedule, and may change their contribution rate or discontinue their contribution at any time. Employer contributions are invested in Company common stock.

1. Description of Plan (continued)

Investments

Investments are reflected at the current value as determined by CIGNA. The unallocated insurance contract is valued at contract value which approximates fair market value. There are no restrictions on the use of the unallocated insurance contract and there are no reserves against the contract value for credit risk or otherwise. Investment funds in pooled separate accounts and unallocated insurance contracts are maintained by CIGNA. The market value of the pooled separate accounts represents net asset values of the shares held as of the end of the plan year plus the value of any dividends and capital gains distributions not yet reinvested. Investment transactions are accounted for on the trade-date basis. Gains or losses on sales of investments are based on the change in market values since the beginning of the plan year, or their acquisition date if purchased during the plan year.

Forfeitures

Forfeitures of matching contributions amounted to $12,624 and $16,543 during 2002 and 2001, respectively. Forfeitures were used to offset administrative expenses.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer's contributions and investment earnings. Allocations of employer matching contributions and plan earnings are based on individual participant contributions and participant account balances, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and related investment earnings thereon is based on years of continuous service. Eligible service is defined as 1,000 hours of service within a plan year.

1. Description of Plan (continued)

The vesting schedule is as follows:

Years of Service	Vesting Percent
Under 2 years	0% vested
2 but less than 3 years	25% vested
3 but less than 4 years	50% vested
4 but less than 5 years	75% vested
After 5 years	100% vested

Benefit Payments

Participants or their beneficiaries are permitted to withdraw any portion of their vested account due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship or termination of employment. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan. Nonvested company contributions are forfeited for participants who terminated employment.

Loans to Participants

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot exceed the lesser of $50,000 reduced by the excess of the highest outstanding loan balance in the prior 12 months over the outstanding loan balance on the date the loan is made, or one-half of a participant's total vested account balance. The loans bear interest at rates determined by the Plan Administrator, generally at the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the interest of all participants in the plan assets will become fully vested, and the Plan Administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interest of the participants.

2. Summary of Significant Accounting Policies

General

The accompanying financial statements have been prepared on the accrual basis of accounting, except for distributions which are recorded when paid by the trustee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Income

Interest income from investments and loans to participants are recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Unit Value

The interest of each participant in the various funds is represented by units allocated to his/her account. The unit value is computed by dividing the number of units into the aggregate market value of the individual funds.

Contributions

Participant contributions are recorded in the month withheld from the participant's wages. Company contributions are recorded in the same month.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Administrative expenses of the Plan are paid for by the Company or through forfeitures of matching contributions. Administrative expenses include fees for recordkeeping, compliance testing, employee communication services, Form 5500 preparation services, benefit processing services, trust services, and document preparation and amendment services.

3. Investments

All investment information disclosed in the accompanying financial statements and schedule, including investments held at December 31, 2002 and 2001, and interest and dividend income and net depreciation in fair value of investments for the years ended December 31, 2002 and 2001, were obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the trustee.

3. Investments (continued)

For the years ended December 31, 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	2002		2001	
	Current Value	Net Realized/ Unrealized Appreciation (Depreciation)	Current Value	Net Realized/ Unrealized Appreciation (Depreciation)
Investments at fair value as determined by quoted market price:				
Participant-directed investments:				
Guaranteed Income Fund	$ -	$ -	$ 924,765	$ -
Balanced Fund I	-	(28,545)	231,599	(6,879)
CIGNA Lifetime 20 Fund	-	(14,247)	91,700	(8,771)
CIGNA Lifetime 30 Fund	-	(27,211)	216,621	(15,149)
CIGNA Lifetime 40 Fund	-	(106,690)	948,431	(75,809)
CIGNA Lifetime 50 Fund	-	(5,511)	73,803	(4,484)
CIGNA Lifetime 60 Fund	-	(108)	4,286	32
Fidelity Growth and Income Fund	-	(90,505)	499,168	(67,179)
Fidelity Growth Opportunities Fund	-	(70,049)	305,924	(53,797)
American Century Ultra Fund	-	(66,957)	285,894	(44,547)
Credit Suisse Emerging Growth Fund	-	(18,827)	54,979	(15,608)
Credit Suisse International Equity Fund	-	(4,076)	23,496	(6,473)
Large Company Stock Index Fund	-	(11,003)	54,237	(19,921)
Janus Worldwide Fund	-	(49,018)	205,373	(57,672)
Lazard International Equity Fund	-	(7,276)	69,293	(5,155)
	-	(500,023)	3,989,569	(381,412)
Nonparticipant-directed investments:				
ESB Financial Corporation Common Stock*	842,625	243,846	424,074	47,457
	$ 842,625	$ (256,177)	$ 4,413,643	$ (333,955)

* Includes participant-directed investments that cannot be readily determinable.

The unallocated insurance contract had an average yield of approximately 5.23% in 2001. The crediting interest rate for this contract was 5.10% at December 31, 2001. The crediting interest rate was reset every six months and was based upon prevailing market rates.

3. Investments (continued)

Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	Years ended December 31	
	2002	**2001**
Beginning balance	**$ 424,074**	$ 206,679
Change in net assets:		
Contributions	**180,587**	176,102
Transfer from other plan	**5,145**	-
Dividends/interest	**19,481**	11,363
Net appreciation in fair value of investment	**243,846**	47,457
Distributions to participants	**(24,154)**	(16,028)
Other expenses	**(6,354)**	(1,499)
Ending balance	**$ 842,625**	$ 424,074

4. Parties-in-Interest

The plan sponsor (the Company) controls and manages the operation and administration of the Plan. The trustee (CIGNA) manages the Plan's investment assets, as directed by the plan sponsor. Certain administrative costs are paid by the plan sponsor.

At December 31, 2002 and 2001, the Plan held an aggregate of 65,070 and 40,383 shares of ESB Financial Corporation common stock valued at $842,625 and $424,074, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Schedule

ESB Financial Corporation Retirement Savings Plan

EIN: 25-1659846 Plan Number: 002

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
ESB Financial Corporation:			
Common stock*	65,070 shares	$ 591,209	$ 842,625
Participant loans*	Interest rates range from 4.25% to 9.00% and have maturity dates through 2011	-	100,479

*—Party-in-interest to the Plan

0305-0432450

ESB Financial Corporation Retirement Savings Plan

EIN: 25-1659846 Plan Number: 002

Schedule H, Line 4(j)—Schedule of Reportable Transactions

Year ended December 31, 2002

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Cigna Financial Services, Inc.	ESB Financial Corporation Common Stock	$ 212,396	$ -	$ 212,396	$ 212,396	N/A
Cigna Financial Services, Inc.	ESB Financial Corporation Common Stock	-	33,619	28,572	33,619	$ 5,047

N/A—not applicable

INDEX TO EXHIBITS

Number	Description
23	Consent of Ernst & Young LLP, Independent Auditors.
99.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)
99.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

Exhibit 23

Consent of Ernst & Young LLP, Independent Auditors

Consent of Ernst & Young LLP, Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-95725) pertaining to the ESB Financial Corporation Retirement Savings Plan of our report dated June 12, 2003, with respect to the financial statements and schedules of the ESB Financial Corporation Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Pittsburgh, Pennsylvania
June 24, 2003

Exhibit 99.1

Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

EXHIBIT 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

The undersigned executive officer of ESB Financial Corporation hereby certifies that the ESB Financial Corporation Retirement Savings Plan's (the "Plan") Form 11-K for the fiscal year ended December 31, 2002 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By: 

Charlotte A. Zuschlag
President and Chief Executive Officer
of ESB Financial Corporation

Date: June 25, 2003

A signed original of this written statement required by Section 906 has been provided to ESB Financial Corporation and will be retained by ESB Financial Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2

Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

EXHIBIT 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

The undersigned executive officer of ESB Financial Corporation hereby certifies that the ESB Financial Corporation Retirement Savings Plan's (the "Plan") Form 11-K for the fiscal year ended December 31, 2002 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By: Charles P. Evanoski
Charles P. Evanoski
Group Senior Vice President and
Chief Financial Officer of
ESB Financial Corporation

Date: June 25, 2003

A signed original of this written statement required by Section 906 has been provided to ESB Financial Corporation and will be retained by ESB Financial Corporation and furnished to the Securities and Exchange Commission or its staff upon request.